UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-03880

National Fuel Gas Company

(Exact name of registrant as specified in its charter)

National Fuel Gas Company

6363 Main Street, Williamsville, New York 14221

(716) 857-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share

3.95% Notes due 2027

5.20% Notes due 2025

7.375% Medium-Term Notes due 2025

7.395% Medium-Term Notes due 2023

3.75% Notes due 2023

4.90% Notes due 2021

8.75% Notes due 2019

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Common Stock Purchase Rights – 0 holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, National Fuel Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NATIONAL FUEL GAS COMPANY

By:	/s/ Paula M. Ciprich
Name:	Paula M. Ciprich
Title:	Senior Vice President, General Counsel and Secretary

Date: January 29, 2018